Hammerhead Energy Inc. Announces Record Financial and Operating Results for Third Quarter 2023 and a Corporate Transaction

CALGARY, ALBERTA - November 6, 2023 - Hammerhead Energy Inc. ("Hammerhead" or the "Company") (TSX: HHRS ; NASDAQ: HHRS) is pleased to announce record financial and operating results for the third quarter of 2023. During the quarter, the Company maintained its planned two-rig program targeting Montney light oil, with a focus at North Karr. The critical new infrastructure expansion at South Karr has continued to be on time and on budget. Hammerhead also completed drilling of its first ever multi-well pad at South Karr (the nine-well 5-11 pad) which includes three new Lower Montney wells. These wells are expected to be brought on-stream when the South Karr facilities work is completed in December.

During the third quarter, Hammerhead delivered record production, where the rate of oil growth continued to outpace the rate of corporate production growth. Additionally, marked reductions in operating and transportation costs per boe1 were reported. As a result, the Company achieved record adjusted funds from operations2 during the quarter. At the same time, the recent 12-well pad at North Karr 10-14 achieved record low DCET3 well costs of $7.9 million per well and is on track to achieve payout4 in three months.

Scott Sobie, President and CEO of Hammerhead notes, "Hammerhead has achieved record cost outcomes at the same time that new wells (North Karr 10-14) have materially exceeded our type curve assumptions. As a result, production at our recently completed North Karr infrastructure is at capacity and we have an additional 2,000 - 3,000 boe/d of  productive capability 'behind pipe'".

Announced Corporate Transaction

On November 6, 2023, Hammerhead announced that it had entered into a definitive arrangement agreement with Crescent Point Energy Corp. ("Crescent Point") (TSX: CPG; NYSE: CPG) pursuant to which Crescent Point has agreed to acquire all of the issued and outstanding Class A common shares of Hammerhead ("Hammerhead Shares") for total consideration of C$21.00 per Hammerhead Share (the "Consideration"). The proposed transaction (the "Transaction") is to be completed by way of a plan of arrangement under the Business Corporations Act (Alberta) and is expected to close in late December 2023.

Pursuant to the Transaction, each Hammerhead Share will be exchanged for C$15.50 of cash consideration and C$5.50 in value in the form of common shares of Crescent Point, based on the offering price of the concurrent equity offering announced by Crescent Point.

Hammerhead will seek approval of the Transaction by its shareholders at a special meeting expected to be held in late December 2023 (the "Meeting"). The Transaction is also subject to customary closing conditions, including receipt of court approval, Hammerhead shareholder approval at the Meeting and customary regulatory and stock exchange approvals, including under the Competition Act (Canada). Upon closing of the Transaction, the Hammerhead Shares will be de-listed from the TSX and NASDAQ.

Third Quarter 2023 Highlights:

• Produced a record 46,046 boe/d (48% liquids)5 representing 43% and 18% growth on a year over year ("y-o-y") and sequential basis, respectively. Crude oil production of 16,657 bbl/d during the quarter represents 80% and 24% growth on a y-o-y and sequential basis, respectively.

• Generated record adjusted funds from operations2 of $141.4 million, representing a corporate netback6 of $33.37/boe. Adjusted funds from operations2 increased 50% and 37% on a y-o-y and sequential basis, respectively. Net cash from operating activities for the quarter was $122.0 million.

1 | Hammerhead Energy Inc.	Third Quarter 2023 Results

• On the back of strong operational results, the Company generated free funds flow7 of $31.8 million during the quarter.

• Reported operating expense of $6.99/boe1, representing a 21% and 27% reduction on a y-o-y and sequential basis, respectively. Transportation expense was $5.58/boe1, representing a 6% and 3% reduction on a y-o-y and sequential basis, respectively. Combined operating and transportation expense of $12.57/boe reflects cost optimization from Company ownership of in-field infrastructure and water disposal.

• Realized a natural gas price including realized gain (loss) on risk management contracts of $4.24/mcf, a 62% increase over the AECO 5A benchmark price of $2.62/mcf, largely due to the Company's hedging and marketing strategy for natural gas. The Company delivers a combined 25 mmcf/d to the Malin and Stanfield markets where benchmark pricing during the quarter averaged $4.29/mcf and $4.18/mcf, respectively. Forward strip pricing8 reflects average fourth quarter 2023 pricing of $9.47/mcf and $9.42/mcf at Malin and Stanfield, respectively. With 15% of third quarter natural gas sales going to Malin and Stanfield, Hammerhead provides peer leading leverage to this premium gas market.

• Continued a two-rig development program with quarterly capital expenditures9 and net cash used in investing activities of $109.6 million and $97.6 million, respectively. The capital program included (i) the drilling of 10 gross (10 net), completion of 12 gross (12 net), and on-stream of 12 gross (12 net) Montney crude oil wells, and (ii) continued investments in new surface infrastructure at Karr.

• The recent 12-well pad at North Karr 10-14 continues to materially exceed performance expectations, establishing an average well IP6010 of 1,408 boe/d (60% liquids)5 and resulting in an estimated pad payout4 of three months. Hammerhead also completed drilling of its first ever multi-well pad at South Karr (the nine-well 5-11 pad) which also included three new Lower Montney wells. This pad provides a full nine-well "cube" development, with two three-well benches in the Upper Montney and one three-well bench in the Lower Montney. These wells are expected to be brought on-stream when the South Karr facilities work is completed in December.

• The Company exited the quarter with net debt11 of $356.1 million and a net debt to annualized adjusted EBITDA ratio12 of 0.6 times. Hammerhead's net debt is expected to fall for the balance of the year. Following the semi-annual borrowing base review, the Company increased its total credit facility to $450.0 million and utilized the increase to redeem and extinguish all outstanding term debt.

• During the quarter, the Company issued a Notice of Redemption for all remaining Public Warrants (as defined herein)13. This notice entitled the Company to redeem Public Warrants outstanding on September 15, 2023 at 5:00 p.m. New York City time (the "Redemption Date"), for a cash payment of US$0.10 per Public Warrant. Prior to the Redemption Date, as per the terms and make-whole exercise contained in the A&R Warrant Agreement (as defined herein), holders of Public Warrants were permitted to exercise their Public Warrants on a cash basis for a payment of $US11.50 or exercise on a cashless basis in exchange for 0.296 Hammerhead Shares per Public Warrant. Pursuant to the redemption, 301 Public Warrants were exercised on a cash basis, and 15,642,972 Public Warrants were exercised on a cashless basis. A total of 4,630,591 Hammerhead Shares were issued, materially increasing the number of the Hammerhead Shares outstanding in the public float. The remaining 54,483 Public Warrants were redeemed for a cash payment of US$0.10 per Public Warrant. As of September 30, 2023, the Company had no Public Warrants outstanding, and the Public Warrants were delisted from the TSX and NASDAQ.

1 Supplementary Financial Measure.  See "Non-GAAP and Other Financial Measures Advisory" for more information.

2 Adjusted funds from operations is a non-GAAP financial measure which does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable with similar measures presented by other entities. The most directly comparable generally accepted accounting principles ("GAAP") measure is net cash from operating activities. See "Non-GAAP and Other Financial Measures Advisory" for more information.

3 DCET is an oil and gas metric including all capital spent to drill, complete, equip and tie-in a well.  See "Reader Advisory - Oil and Gas" for more information.

2 | Hammerhead Energy Inc.	Third Quarter 2023 Results

4 Payout is an oil and gas metric that is calculated as the amount of time it takes for production from a well to fully pay for DCET capital. See "Reader Advisory - Oil and Gas" for more information.

5 See "Reader Advisory - Oil and Gas" for such production by product type.

6 Corporate netback per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per boe. See "Non-GAAP and Other Financial Measures Advisory" for more information.

7 Free funds flow is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities. See "Non-GAAP and Other Financial Measures Advisory" for more information.

8 Forward strip pricing as at October 31, 2023 converted to Cdn$ at a foreign exchange rate of 1.38 US$/Cdn$.

9 Capital expenditures is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash used in investing activities. See "Non-GAAP and Other Financial Measures Advisory" for more information.

10 Initial production test rates as an average over sixty consecutive days, which is an oil and gas metric. See "Reader Advisory - Oil and Gas" for more information.

11 Net debt is a capital management measure. See "Non-GAAP and Other Financial Measures Advisory" for more information.

12 Net debt to annualized adjusted EBITDA is a capital management measure. See "Non-GAAP and Other Financial Measures Advisory" for more information.

13 On August 16, 2023, the Company announced that it will redeem all of its outstanding public warrants to purchase Hammerhead Shares that were originally issued as part of the units sold in Decarbonization Plus Acquisition Corporation IV's ("DCRD") initial public offering (the "Public Warrants") and originally issued pursuant to the Warrant Agreement, dated August 10, 2021 by and between DCRD and Continental Stock Transfer & Trust Company, as warrant agent, and assumed by the Company pursuant to an amended and restated warrant agreement, dated February 22, 2023 (the "A&R Warrant Agreement"), by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., as warrant agent, for a redemption price of US$0.10 per Public Warrant.

Hedging

As at September 30, 2023, the Company held the following outstanding risk management contracts:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Oct 1, 2023 - Dec 31, 2023	US$ WTI	8,600	84.80
Jan 1, 2024 - Mar 31, 2024	US$ WTI	10,050	82.44

Remaining Term	Reference	Total Daily Volume (MMbtu/d)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Oct 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	30,000	(1.48)

Natural Gas Collar
Oct 1, 2023 - Dec 31, 2023	US$ NYMEX	30,000	5.00 - 9.80

Complete Quarterly Filings

Hammerhead has filed its quarterly report on Form 6-K on EDGAR at www.sec.gov and the Company's third quarter 2023 unaudited consolidated financial statements and management's discussion and analysis  on SEDAR+ at www.sedarplus.ca, along with posting these documents on its website www.hhres.com.

3 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Operational and Financial Summary

	Three Months Ended September 30,			Nine Months Ended September 30,
(Cdn$ thousands, except per share amounts, production and unit prices)	2023	2022	% Change	2023	2022	% Change

Production volumes[1]
Crude oil (bbls/d)	16,657	9,279	80	14,960	9,724	54
Natural gas (Mcf/d)	144,045	111,353	29	132,633	113,899	16
Natural gas liquids (bbls/d)	5,382	4,273	26	4,639	4,234	10
Total (boe/d)	46,046	32,111	43	41,704	32,941	27

Liquids weighting %	48	42		47	42

Oil and gas revenue ($/boe)	55.26	69.91	(21)	54.65	71.83	(24)

Operating netback ($/boe)[2]	37.82	34.77	9	36.95	37.63	(2)

Oil and gas revenue	234,090	206,518	13	622,216	645,968	(4)

Operating netback[3]	160,251	102,689	56	420,711	338,470	24

Net cash from operating activities	122,047	95,138	28	313,443	295,224	6
Per common share - basic[4]	1.32	3.80	(65)	4.00	11.80	(66)
Per common share - diluted[4]	1.24	1.54	(19)	4.00	4.83	(17)

Adjusted funds from operations[5]	141,360	94,226	50	373,669	314,596	19
Per common share - basic[4,6]	1.53	3.76	(59)	4.77	12.57	(62)
Per common share - diluted[4,6]	1.44	1.52	(5)	4.77	5.14	(7)

Corporate netback ($/boe) [5]	33.37	31.90	5	32.82	34.98	(6)

Net profit (loss)	3,912	67,251	(94)	(109,004)	157,802	N/A
Net profit (loss) attributable to ordinary equity holders	3,912	60,782	(94)	(113,094)	139,281	N/A
Per common share - basic[4]	0.04	2.42	(98)	(1.44)	5.57	N/A
Per common share - diluted[4]	0.04	0.98	(96)	(1.44)	2.28	N/A

Net cash used in investing activities	97,558	58,669	66	372,190	222,597	67
Capital expenditures[5]	109,581	77,332	42	377,289	210,207	79

Free funds flow[7]	31,779	16,894	88	(3,674)	104,266	N/A

Weighted average common shares outstanding [8]
Basic [4]	92,134	25,069	268	78,307	25,020	213
Diluted [4]	98,432	61,840	59	78,307	61,173	28

	As at
FINANCIAL	September 30, 2023	December 31, 2022	% Change
Adjusted working capital deficit[9]	17,869	32,915	(46)
Available funding[10]	93,937	309,985	(70)
Net debt [5]	356,063	291,647	22
Common shares outstanding	95,864	N/A	N/A

4 | Hammerhead Energy Inc.	Third Quarter 2023 Results

1 See "Reader Advisory - Oil and Gas" for such production by product type.

2 Operating netback per boe is a non-GAAP financial ratio which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is oil and gas revenue per boe. See "Non-GAAP and Other Financial Measures Advisory" for more information.

3 Operating netback is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is oil and gas revenue. See "Non-GAAP and Other Financial Measures Advisory" for more information.

4 In comparative periods, per common share amounts are those of Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD.

5 See "Non-GAAP and Other Financial Measures Advisory" for more information.

6 Adjusted funds from operations per share - basic and per share - diluted are non-GAAP financial ratios which do not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities per share - basic and per share - diluted. See "Non-GAAP and Other Financial Measures Advisory" for more information.

7 Free funds flow is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is net cash from operating activities. See "Non-GAAP and Other Financial Measures Advisory" for more information.

8 The Company has 95,884,002 Hammerhead Shares, 4,908,385 Legacy RSUs, 617,956 Legacy Options, and 1,934,818 RSAs issued and outstanding as of the date of this press release.

9 Adjusted working capital deficit is a capital management measure. See "Non-GAAP and Other Financial Measures Advisory" for more information.

10 Available funding is a non-GAAP financial measure which does not have any standardized meaning under IFRS and may not be comparable with similar measures presented by other entities. The most directly comparable GAAP measure is working capital deficit. See "Non-GAAP and Other Financial Measures Advisory" for more information.

5 | Hammerhead Energy Inc.	Third Quarter 2023 Results

About Hammerhead Energy Inc.

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

Reader Advisory

Currency

All amounts in this press release are stated in Canadian dollars (C$) unless otherwise specified.

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown risks, assumptions, uncertainties and other factors. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like "anticipates", "estimates", "expects", "indicates", "forecast", "intends", "may", "believes", "could", "should", "would", "plans", "proposed", "potential", "will", "target", "approximate", "continue", "might", "possible", "predicts", "projects" and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to: the Transaction and the expected timing and completion thereof; the consideration expected to be received by shareholders pursuant to the Transaction; the Company's assessment of future plans, operations and strategies; the timing of when certain wells are expected to be brought on-stream; Hammerhead's anticipated net debt for the balance of the year; and other matters related to the foregoing.

6 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Such forward-looking statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to: the time that it takes to complete the Transaction, if completed at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Transaction; the inability to complete the Transaction due to the failure to obtain approval of shareholders,  the Court, regulatory bodies or stock exchanges, as required; the impact of general economic conditions; volatility in market prices for crude oil and natural gas; industry conditions; currency fluctuations; imprecision of reserve estimates; liabilities inherent in crude oil and natural gas operations; environmental risks; incorrect assessments of the value of acquisitions and exploration and development programs; the lack of availability of qualified personnel, drilling rigs or other services; changes in income tax laws or changes in royalty rates and incentive programs relating to the oil and gas industry including abandonment and reclamation programs; hazards such as fire, explosion, blowouts, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; the Company's ability to access sufficient capital from internal and external sources; Hammerhead's success in retaining or recruiting, or changes required in, its officers, key employees or directors; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company's resources; the ability of the Company to execute its business plan; general economic and business conditions; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; pricing pressures and supply and demand in the oil and gas industry; fluctuations in currency and interest rates; inflation; risks of war, hostilities, civil insurrection, pandemics and epidemics, and general political and economic instability; severe weather condition and risks related to climate change; terrorist threats; risks associated with technology; changes in laws and regulations, including environmental, regulatory and taxation laws, and the application of such changes to the Company's future business; availability of adequate levels of insurance; difficulty in obtaining necessary regulatory approvals and the maintenance of such approvals; risk that the Company's 2023 capital program and drilling plans are different than anticipated; risk that there is a delay in bringing wells on-stream; risk that the Company's net debt is not reduced through the balance of the year; and risks related to infrastructure expansion at South Karr. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this press release, the Company has made assumptions regarding, among other things: the satisfaction of the conditions to completion of the Transaction, including the timely receipt of required shareholder, court, regulatory and stock exchange approvals, as required; ability to complete the Transaction and on the timing anticipated; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future currency exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of competition; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated; the estimates of the Company's reserves and production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the Company's ability to add production and reserves through development and exploration activities; and other matters. Although the Company believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this document in order to provide shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Company will derive. The forward-looking statements contained in this press release speak only as of the date of this press release. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead's views as of any subsequent date, and except as expressly required by applicable securities laws, Hammerhead does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

7 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Oil and Gas Matters

References to "crude oil", "oil" or "light oil" reported in this press release refer to the tight oil product type as defined in National Instrument 51-101.  References to "natural gas" and "NGLs" refer to the shale gas and natural gas liquids product types, respectively.  The Company's production reported in accordance with such product types is provided below, using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Q3 2023	Q2 2023	Q3 2022
Tight oil (bbls/d)	16,657	13,389	9,279
Shale gas (Mcf/d)	144,045	126,349	111,353
Natural gas liquids (bbls/d)	5,382	4,561	4,273
Total (boe/d)	46,046	39,009	32,111

12-well pad at North Karr 10-14:

IP60
Tight oil (bbls/d)	726
Shale gas (Mcf/d)	3,361
Natural gas liquids (bbls/d)	122
Total (boe/d)	1,408

Oil and Gas Metrics

This press release contains certain oil and gas metrics, including operating netback, IP60, payout and DCET capital, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this document to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. DCET includes all capital spent to drill, complete equip and tie-in a well. Payout means the anticipated years of production from a well required to fully pay for the DCET of such well. Management uses these oil and gas metrics for its own performance measurements and to provide security holders with measures to compare the Company's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

References to initial production test rates as IP60 are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Hammerhead. Hammerhead has not conducted a pressure transient analysis or well-test interpretation on a subset of the wells referenced in this press release. As such, all data should be considered to be preliminary until such analysis or interpretation has been completed.

8 | Hammerhead Energy Inc.	Third Quarter 2023 Results

The term "Boe" means a barrel of oil equivalent on the basis of 6 Mcf of natural gas to 1 barrel of oil ("bbl"). Boe's may be misleading, particularly if used in isolation. A boe conversation ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio at 6:1 may be misleading as an indication of value.

Abbreviations

The following is a list of abbreviations that may be used in this press release:

bbl	barrel	AECO	AECO "C" hub price index for Alberta natural gas
bbls	barrels	Crude oil, light oil, or oil	Tight oil as defined in National Instrument 51-101
bbls/d	barrels per day	Natural gas	Shale gas as defined in National Instrument 51-101
boe	barrels of oil equivalent	GAAP	generally accepted accounting principles
boe/d	barrels of oil equivalent per day	WTI	West Texas Intermediate
Mcf	thousand cubic feet	CDN	Canadian
Mcf/d	thousand cubic feet per day	GJ	gigajoule
MMBoe	million barrels of oil equivalent	Legacy RSUs	Legacy Restricted Share Units
MMBtu	million British thermal units	RSAs	Restricted Share Awards
NGLs	Natural gas liquids	DCET	Drilling, Completion, Equipment & Tie-in

Non-GAAP and Other Financial Measures Advisory

This press release includes certain meaningful performance measures commonly used in the oil and natural gas industry that are not defined under IFRS, as outlined below. These performance measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements. Readers are cautioned that these non-GAAP and capital management measures are not standardized financial measures under IFRS, and might not be comparable to similar financial measures disclosed by other entities. The non-GAAP and capital management measures used in this report are summarized as follows:

Non-GAAP Financial Measures

Capital Expenditures

Management uses capital expenditures to determine the amount of cash flow used for capital reinvestment and compare its capital expenditures to budget. The measure is comprised of additions to property, plant and equipment ("PP&E") per the consolidated statements of cash flows. See the following table for the reconciliation of capital expenditures to net cash used in investing activities, the most directly comparable GAAP measure.

9 | Hammerhead Energy Inc.	Third Quarter 2023 Results

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022
Net cash used in investing activities	97,558	58,669
Proceeds from asset disposition	1,000	-
Net change in accounts payable related to the addition of PP&E	11,023	18,663
Capital expenditures	109,581	77,332

Available Funding

The available funding measure allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is comprised of adjusted working capital, the undrawn component of Hammerhead's Credit Facilities, plus the remaining equity commitment related to any outstanding investment agreements. Available funding reconciles to the capital management measure, adjusted working capital and its related balance sheet line items.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Adjusted working capital deficit	(17,869)	(32,915)
Debt capacity	111,806	170,200
Equity commitment	-	172,700
Available funding	93,937	309,985

Operating Netback

Operating netback is calculated by deducting royalties, operating expense, transportation expense, and realized gains (losses) from risk management contracts from oil and gas revenue. Management believes that operating netback is a key industry performance indicator to assess the profitability of the Company's developed and producing assets, and to provide investors with information that is also commonly presented by peers within the industry. See the following table for the reconciliation of operating netback to oil and gas revenue, the most directly comparable GAAP measure.

10 | Hammerhead Energy Inc.	Third Quarter 2023 Results

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change
Revenue	234,090	206,518	13
Royalties	(26,249)	(31,728)	(17)
Operating expense	(29,593)	(26,212)	13
Net transportation expense	(23,620)	(17,582)	34
Operating netback, excluding risk management contracts	154,628	130,996	18
Realized gain (loss) on risk management contracts	5,623	(28,307)	(120)
Operating netback	160,251	102,689	56

Average Realized Prices
Crude oil and field condensate ($/bbl)	108.17	117.28	(8)
Natural gas ($/Mcf)[1]	3.19	7.84	(59)
Natural gas liquids ($/bbl)	52.72	66.37	(21)
Total ($/boe)[2]	55.26	69.91	(21)

(Cdn$ per boe)
Revenue[2]	55.26	69.91	(21)
Royalties[2]	(6.20)	(10.74)	(42)
Operating expense[2]	(6.99)	(8.87)	(21)
Net transportation expense[2]	(5.58)	(5.95)	(6)
Operating netback, excluding risk management contracts[3]	36.49	44.35	(18)
Realized gain (loss) on risk management contracts[2]	1.33	(9.58)	(114)
Operating netback per boe[3]	37.82	34.77	9

1 At the Company's current heating value of 42.0 GJ/e3m3, 1 mcf of natural gas is approximately 1.18 GJ.

2 Supplementary Financial Measure. See "Non-GAAP and Other Financial Measures Advisory - Supplementary Financial Measures" for more information.

3 Non-GAAP Ratio.  See "Non-GAAP and Other Financial Measures Advisory - Non-GAAP Financial Ratios" for more information.

Funds from Operations, Adjusted Funds from Operations and Free Funds Flow

Funds from operations is comprised of cash provided by operating activities, excluding the impact of changes in non-cash working capital and settlement of decommissioning obligations. Management believes excluding the changes in non-cash working capital provides a meaningful performance measure of the Company's operations on an ongoing basis, as it removes the impact of changes in timing of collections and payments, which are variable. Decommissioning provision costs incurred also vary depending upon the Company's planned capital program and the maturity of operating areas requiring environmental remediation.

Adjusted funds from operations is funds from operations adjusted for other items that are not considered part of the long-term operating performance of the business. Management considers these measures to be key, as they demonstrate the Company's ability to generate the necessary funds to maintain production and fund future growth. Funds from operations and adjusted funds from operations as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Free funds flow is an indicator of the efficiency and liquidity of the business, and provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of long-term debt. The measure is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations.

11 | Hammerhead Energy Inc.	Third Quarter 2023 Results

The following table reconciles funds from operations, adjusted funds from operations and free funds flow to net cash from operating activities, which is the most directly comparable GAAP measure:

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022
Net cash from operating activities	122,047	95,138
Changes in non-cash working capital	21,963	(13,425)
Realized foreign exchange gain (loss) on financing activities	545	(5,168)
Funds from operations	144,555	76,545
Transaction costs	-	16,021
Loss (gain) on foreign exchange	522	5,570
Unrealized (loss) gain on foreign exchange	(3,525)	(3,530)
Other income	(192)	(380)
Adjusted funds from operations	141,360	94,226
Capital expenditures	(109,581)	(77,332)
Free funds flow	31,779	16,894

Non-GAAP Financial Ratios

Operating Netback per boe

Management calculates operating netback per boe as operating netback divided by the Company's total production. Operating netback is a non-GAAP financial measure component of operating netback per boe. Management believes this performance measure provides key information about the profitability of the Company's developed and producing assets, isolated for the impact of changes in production volumes. Operating netback per boe is disclosed in "Operational and Financial Summary" in this press release.

Corporate Netback per boe and Adjusted Funds from Operations per Basic Share and Diluted Share

Corporate netback per boe (or adjusted funds from operations per boe) is calculated by dividing adjusted funds from operations by the Company's total production. Adjusted funds from operations per basic share and diluted share is calculated by dividing adjusted funds from operations by the Company's basic and diluted weighted average shares outstanding. Adjusted funds from operations is a non-GAAP financial measure component of adjusted funds from operations per boe, and adjusted funds from operations per basic share and diluted share.

Corporate netback per boe is utilized by management to assess the profitability of the Company's developed and producing assets, adjusted for items that are not considered part of the long-term operating performance of the business, and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Adjusted funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Corporate netback per boe is disclosed in "Highlights" in this press release and adjusted funds from operations per basic share and diluted share are disclosed in "Operational and Financial Summary" in this press release.

12 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Capital Management Measures

Adjusted EBITDA and Annualized Adjusted EBITDA

Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income taxes, depletion, depreciation and impairment, adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Annualized adjusted EBITDA is adjusted EBITDA for the quarter, multiplied by four. Adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing and long-term basis, for future development of its capital program and settlement of financial obligations.

Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, net profit (loss) before income tax, or other measures of financial performance calculated in accordance with IFRS. The following is a reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net profit (loss) before income tax:

	Three Months Ended September 30,
(Cdn$ thousands)	2023	2022	% Change
Net profit before income tax	14,357	67,251	(79)
Add (deduct):
Unrealized loss (gain) on risk management contracts	20,882	(44,774)	N/A
Transaction costs	-	16,021	(100)
Share-based compensation	2,732	1,055	159
Depletion and depreciation	59,720	35,802	67
Finance expense	10,045	6,221	61
Loss on foreign exchange	522	5,570	(91)
Loss on warrant liability	42,794	10,824	295
Loss on debt repayment	-	218	(100)
Other income	(192)	(380)	(49)
Adjusted EBITDA	150,860	97,808	54

Annualized adjusted EBITDA	603,440	391,232	54

Adjusted Working Capital Deficit

Previously, working capital was computed including risk management contracts and the current portion of lease obligations. As at September 30, 2023 and December 31, 2022, adjusted working capital has been computed excluding these items. The current presentation of adjusted working capital is aligned with measures used by management to monitor its liquidity for use in budgeting and capital management decisions. Adjusted working capital is defined as the sum of cash, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities.

(Cdn$ thousands)	September 30, 2023	December 31, 2022
Cash	(7,077)	(8,833)
Accounts receivable	(92,899)	(89,235)
Prepaid expenses and deposits	(10,999)	(4,564)
Accounts payable and accrued liabilities	128,844	135,547
Adjusted working capital deficit	17,869	32,915

13 | Hammerhead Energy Inc.	Third Quarter 2023 Results

Net Debt, Net Debt to Adjusted EBITDA, and Net Debt to Annualized Adjusted EBITDA

Net debt is calculated as the outstanding balance on the Company's bank debt, term debt and adjusted working capital. Term debt (2020 Senior Notes) is calculated as the principal amount outstanding, plus accrued PIK interest, converted to Canadian dollars at the closing exchange rate for the period. Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA. Net debt to annualized adjusted EBITDA is net debt divided by annualized adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in time, while the net debt to EBITDA ratios assist the Company in monitoring its capital structure and financing requirements.

Net debt and net debt to annualized adjusted EBITDA are disclosed in "Highlights" in this press release.

Supplementary Financial Measures

Throughout the Press Release, the Company presents certain financial figures, in accordance with IFRS, stated in dollars per boe ($/boe). These figures are determined by dividing the applicable financial figure as prescribed under IFRS by the Company's total production for the respective period. Below is a list of figures which have been presented in the Press Release in $/boe:

• Average realized prices ($/boe);

• Revenue ($/boe);

• Royalty expense ($/boe);

• Operating expense ($/boe);

• Transportation expense ($/boe);

• Operating and transportation expenses ($/boe); and

• Realized gain (loss) on risk management contracts ($/boe)

14 | Hammerhead Energy Inc.	Third Quarter 2023 Results